UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012.

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: June 25, 2012
	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
Name: Jaime Alberto Velásquez B. Title: Vice President of Strategy and Finance

BANCOLOMBIA S.A. ANNOUNCES APPOINTMENT OF VICE PRESIDENT OF OPERATIONS

Medellín, Colombia, June 25, 2012

At a meeting held today, the Board of Directors of Bancolombia S.A. (“Bancolombia”) appointed as Vice President of Operations, Jaime Alberto Villegas Gutierrez, an industrial engineer with a graduate degree in Finance from the Universidad de los Andes of Bogotá, Colombia.

Throughout his long career in the international banking and financial sectors, he served from 2007 to 2012 as Director of the Finance Systems Group at Standard Chartered Bank in Singapore and previously as Chief Financial Officer at Standard Chartered Bank in Dubai and Chief Operating Officer at Standard Chartered Bank in Colombia, among other positions.

He will become a legal representative of Bancolombia upon authorization by the Colombian Superintendency of Finance.

Contacts
Sergio Restrepo	Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Capital Markets VP	Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837